Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED OCTOBER 13, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

SEPTEMBER 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	September 2009	Year to Date	9/30/09	9/30/09

Series A	2.81%	−23.15%	$35,464,906	$1,484.92

Series B	4.58%	−34.64%	$60,090,407	$1,699.95

*	All performance is reported net of fees and expenses

Fund results for September 2009:

World bond markets finished September on the upside after better than expected economic data was discounted as several global central banks weighed the withdrawal of economic stimulus packages. The U.S. economy showed positive signs by losing fewer jobs than forecast while retail sales and consumer confidence increased more than anticipated. However, stronger than forecast demand during a $12 billion auction of long-term bonds offset the upbeat data and pushed front month 30-year bond futures to four month highs. In Europe, German investor confidence readings surpassed four-year highs despite unemployment rates rising to ten-year highs. This mixed economic data led to sideways trading for most of the month, but fears of a possible pull back of liquidity measures spurred a late rally. Japanese bonds traded higher as GDP unexpectedly expanded less than estimated while deflation deepened as consumer prices contracted the most since the survey began in 1971. These conditions led our long positions in the bond sector to an overall gain.

Global short-term interest rate futures continued their strong upward trend as inflation fears weakened and sustainability of the economic recovery came into question. Three month Eurodollar futures extended their upside move after the Federal Open Market Committee kept rates at record lows in an effort to combat a 26-year high in unemployment. Concern arose as the Federal Reserve stated their intention to shrink emergency funding auction loans, which could limit future growth. Three month Short Sterling futures established record highs as the Bank of England kept rates unchanged at 0.5% and reaffirmed plans to purchase 175 billion pounds of financial assets. Australian 90-day Bank Bills rallied only slightly after the central bank left rates unchanged as evidence of economic strengthening and resilient consumer spending kept values near the lows for the year. Our long positions produced gains in the sector.

The U.S. dollar established new lows for the year in September, falling 2% as investors around the world aggressively borrowed the low yielding currency to finance purchases of assets in countries offering higher yields. The dollar has now fallen over 10% from its March highs as the budget deficit expanded to $1.27 trillion for the first 9 months of 2009. Emerging South American currencies continued to shine due to their relatively high yields. The Colombian peso added 6.8% as sharp declines in inflation allowed for a less than expected 50 bps rate cut. The Brazilian real (6%) made new highs for the year as strong consumer spending figures prompted analysts to raise 2010 GDP forecasts to well over 4%. The Japanese yen (+3.7%) approached its highs for the year following public statements by the finance minister that he does not favor “easy intervention” or a weak yen. Overall, our short positions in the U.S. dollar led to gains in the currencies sector.

Crude oil moved sideways as market players continued struggling to ascertain the sustainability of the fledging global economic recovery. November crude oil finished near unchanged as existing homes sales and consumer confidence came in well below expectations, while the U.S dollar established near lows for the year. Crude inventories continued to expand as demand remained weak. November natural gas futures surged over 21% from multi-year lows despite record inventories, the passing of the Gulf of Mexico hurricane season, and mild weather in the Midwest and Northeast. The fact that storage facilities are nearly full has led to significant declines in productive capacity. With injection levels low, concern is mounting that a cold snap could expose the market to shortages as prolonged maintenance would be required to reestablish production levels. Our short energy positions produced losses on the month.

December gold futures rose 5.9% in September, closing above the significant $1000 mark. U.S. dollar weakness continued to provide support as the soaring U.S. budget deficit kept potential investors on the sidelines. Meanwhile, U.S. Federal Reserve Chairman Bernanke’s statements that the U.S. recession has probably ended signaled to traders that the time may be fast approaching to focus on inflation. December silver futures also attracted investment demand, rising 11.6% on the month and more than 45% year-to-date. January platinum futures added 4.4% to push year-to-date gains to over 35% on surging August Chinese auto sales (+90%). London copper finished 4.3% lower as London Metal Exchange inventories expanded 14% and U.S. existing home sales fell well short of expectations. Our long metals positions produced an overall gain.

Other market sectors, relevant to those discussed above, did not produce significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of September 2009, Series A gained 2.81% and Series B gained 4.58%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
SEPTEMBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended September 30, 2009)

STATEMENT OF INCOME

September 2009

Investment income, interest	$2,162

Expenses
Management fee	54,996
Ongoing offering expenses	29,727
Operating expenses	4,459
Selling Commissions	118,910
Other expenses	661
Incentive fee	—
Brokerage commissions	65,402

Total expenses	274,155

Net investment gain (loss)	(271,993)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	424,665
Net change in unrealized appreciation (depreciation) on futures and forward contracts	815,678

Net gain(loss) on investments	1,240,343

Net increase (decrease) in net assets from operations	$968,350

STATEMENT OF CHANGES IN NET ASSET VALUE

September 2009

Net assets, beginning of period	$34,119,502

Net increase (decrease) in net assets from operations	968,350
Capital share transactions
Issuance of shares	842,329
Redemption of shares	(465,275)

Net increase(decrease) in net assets from capital share transactions	377,054
Net increase(decrease) in net assets	1,345,404

Net assets, end of period	$35,646,906

NAV Per Unit, end of period	$1,484.92

QUADRIGA SUPERFUND, L.P. — SERIES B
SEPTEMBER 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended September 30, 2009)

STATEMENT OF INCOME

September 2009

Investment income, interest	$2,905

Expenses
Management fee	93,182
Ongoing offering expenses	50,369
Operating expenses	7,555
Selling Commissions	201,477
Other expenses	523
Incentive fee	—
Brokerage commissions	169,962

Total expenses	523,068

Net investment gain(loss)	(520,163)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	945,362
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,204,588

Net gain(loss) on investments	3,149,950

Net increase (decrease) in net assets from operations	$2,629,787

STATEMENT OF CHANGE IN NET ASSET VALUE

September 2009

Net assets, beginning of period	$56,492,496

Net increase (decrease) in net assets from operations	2,629,787
Capital share transactions
Issuance of shares	1,716,045
Redemption of shares	(747,921)

Net increase (decrease) in net assets from capital share transactions	968,124
Net increase(decrease) in net assets	3,597,911

Net assets, end of period	$60,090,407

NAV Per Unit, end of period	$1,699.95

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.